Exhibit 21
ATS Medical, Inc.
List of Subsidiaries
ATS Medical Sales, Inc., a Minnesota corporation
(merged into ATS Medical, Inc. on December 31, 2005)
ATS Medical France, SARL, a French corporation
ATS Medical Gmbh, a German corporation
ATS Medical Export Gmbh, an Austrian corporation
3F Therapeutics, Inc., a California corporation
(acquired by ATS Medical, Inc. on September 29, 2006)
ATS Acquisition Corp., a Minnesota corporation
(Incorporated June 2007)

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